VIA EDGAR

December 3, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (the “Trust”) Request for Withdrawal on Form AW (File Nos. 333-89822, 811-
21114)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of its series ProShares Daily Target 3x AAPL, ProShares Daily Target 3x AVGO, ProShares Daily Target 3x BABA, ProShares Daily Target 3x BMNR, ProShares Daily Target 3x CRWV, ProShares Daily Target 3x HIMS, ProShares Daily Target 3x HOOD, ProShares Daily Target 3x META, ProShares Daily Target 3x MSFT, ProShares Daily Target 3x ORCL, ProShares Daily Target 3x SMCI, ProShares Daily Target 3x TSM, ProShares Daily Target 3x Junior Gold Miners and ProShares Daily Target 3x Gold Miners (collectively, the “Funds”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment 389 to the Trust’s Registration Statement, which was filed on Form N-1A with the Commission via EDGAR (Accession No. 0001193125-25-233626) on October 7, 2025 (“PEA 389”).

The Trust is submitting this application for withdrawal of PEA 389 because it has elected not to proceed with the registration of the Funds. No securities have been sold in connection with PEA 389.

Accordingly, we request that the Commission issue an order granting withdrawal of PEA 389 effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me at (240) 497-6400.

Very truly yours,

ProShares Trust

By:	/s/ Richard Morris
Richard Morris
Chief Legal Officer and Secretary